June 17, 2025

BY EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

Washington, D.C. 20549

Attn.: SiSi Cheng and Hugh West

RE:	Hooker Furnishings Corporation
Form 10-K for the Fiscal Year Ended February 2, 2025
Filed April 18, 2025
File No. 000-25349

Dear SEC Staff:

This letter is in response to the letter from the Securities and Exchange Commission (the “Staff”), dated June 3, 2025, and received by email on the same date, setting forth comments from the Staff on Hooker Furnishings Corporation’s (the “Company”) Annual Report on Form 10-K for the fiscal year ended February 2, 2025 (the “Form 10-K”). The Staff’s comments contained in your letter are set forth below in italics, followed by the Company’s response. Where applicable, we have also provided the Company’s responses set forth in its Quarterly Report on Form 10-Q for the period ended May 4, 2025, filed June 13, 2025 (“First Quarter Form 10-Q”), that address certain of the Staff’s comments.

Form 10-K for the Fiscal Year Ended February 2, 2025

Management's Discussion and Analysis of Financial Condition and Results of Operations Financial Condition, Liquidity and Capital Resources

Summary Cash Flow Information - Operating, Investing and Financing Activities, page 28

1.	Please provide a more informative discussion and analysis of cash flows from operating activities, including material changes in working capital components (e.g., trade accounts receivable and inventories), for the periods presented. In doing so, explain the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows, rather than merely describe items identified on the face of the statement of cash flows. Please refer to Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Response

We acknowledge the Staff’s comment and, in future filings, will expand our disclosure to provide a more informative discussion and analysis of cash flows from operating activities, including material changes in working capital components for the periods presented. In doing so, we will explain the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. As an example of this expanded discussion and analysis, in our First Quarter Form 10-Q, we respectfully provided the following disclosure on page 27 as follows:

During fiscal 2026 first quarter, cash provided by operating activities totaled $14.7 million for the first quarter of fiscal 2026, compared to $1.5 million for the comparable prior-year period. This increase was primarily driven by favorable changes in working capital and a reduction in net loss.

●	Net Loss: we reported a net loss of $3.1 million in the first quarter of fiscal 2026, an improvement from a $4.1 million net loss in the first quarter of fiscal 2025.

●	Key drivers of operating cash flow increase:

ο	Improved collections of trade receivables resulted in a $18.8 million cash increase, compared to $2.1 million in the prior year first quarter, primarily related to large, project-based receipts.

ο	Inventory optimization efforts resulted in a $6.4 million cash increase, compared to $5.2 million in the prior year first quarter, where we transitioned from previously elevated seasonal inventory build-up to active sell-through, especially at Hooker Branded, resulting in a net inventory reduction and significant positive cash impact.

ο	Changes in prepaid expenses and other assets resulted in a $928,000 cash decrease, compared to a $2.2 million cash decrease in the prior year first quarter, reflecting approximately $1.3 million in less spending due primarily to the pause in ERP system implementation.

ο	Lower compensation-related payments resulted in a $155,000 cash increase, compared to $1.8 million cash decrease in the prior year first quarter, attributed to absence of bonus payouts in the current period and decreased headcount and reduced salary and wage expenses.

●	Offsetting Factors

ο	These cash inflows were partially offset by a decline in accounts payable, which resulted in a $8.5 million cash decrease, compared to a $2.1 million cash increase in the prior year first quarter, as we reduced purchasing activity and did not continue building inventory levels during the quarter.

Cash used in investing activities totaled $967,000 compared to $959,000 in the first quarter of the prior year. Cash used in financing activities totaled $2.0 million compared to $2.8 million in the prior year first quarter, due to $534,000 proceeds from revolving credit facility and the absence of term loan payments during the current quarter.

Critical Accounting Policies and Estimates

Impairments of Long-Lived Assets

Intangible Assets and Goodwill, page 32

2.	We note that none of your reporting units were impaired as of February 2, 2025 based on your annual goodwill impairment test. Please expand your disclosure in future filings to disclose whether any of your reporting units are at risk of failing the quantitative impairment test or that the fair value of each of your reporting units are substantially in excess of carrying value and are not at risk of failing. To the extent any reporting unit fair values are not substantially in excess of fair values, disclose the identity of those reporting units and the amount or percentage by which the fair value exceeds their carrying values. Refer to ASC 350-20-50 and Item 303(b)(3) of Regulation S-K.

Response

We acknowledge the Staff’s comment and, in future 10-K filings, will expand our disclosure to disclose whether any of our reporting units are at risk of failing the annual quantitative impairment test or that the fair value of each of our reporting units are substantially in excess of carrying value and are not at risk of failing. In addition, to the extent any reporting unit fair values are not substantially in excess of fair values, in future 10-K filings, we will disclose the identity of those reporting units and the amount or percentage by which the fair value exceeds their carrying value.

Notes to Consolidated Financial Statements

Note 18 - Segment Information, page F-30

3.	Please expand your disclosure in future filings to more fully explain how the CODM uses the reported measure of segment profit or loss, including gross profit and operating income, in assessing segment performance and deciding how to allocate resources. Refer to ASC 280-10-50-29(f). See also ASC 280-10-55-47(bb).

Response

We acknowledge the Staff’s comment and, in future filings, will expand our disclosure to more fully explain how the CODM uses the reported measure of segment profit or loss, including gross profit and operating income, in assessing segment performance and deciding how to allocate resources. As an example of this expansion, we respectfully have updated our disclosure in our First Quarter Form 10-Q, Note 13 – Segment Information on page 15 as follows:

We define our segments as those operations our chief operating decision maker (“CODM”) regularly reviews to analyze performance and allocate resources. The Company’s CODM is the Chief Executive Officer. The CODM regularly reviews net sales, gross profit, and operating income by segment as the primary measures of segment performance. The CODM reviews net sales as a primary indicator of operational performance, assessing how much revenue is brought in from core business activities, after returns, allowances, and discounts, which reflects demand and execution of each segment’s strategy. Gross profit is reviewed by the CODM as a diagnostic metric, particularly useful in evaluating margin trends. Operating income is the key profitability metric used to assess performance across segments and make decisions related to resource allocation, including capital expenditures, headcount, and other investment initiatives. These metrics are considered in budgeting, forecasting, and operational planning decisions.

4.	You disclose that each segment’s net sales and gross profit are regularly reviewed by your CODM. Please tell us your consideration of disclosing cost of sales as a significant segment expense for each reportable segment in the table on page F-31. In this regard, tell us how you determined whether cost of sales is significant and is easily computable from information that is regularly provided to the CODM. Refer to ASC 280-10-50-26A and 280-10-55-15B.

Response

We acknowledge the Staff’s comment and respectfully submit the following:

In accordance with ASC 280-10-50-26A, a public entity shall disclose for each reportable segment the significant expense categories and amounts that are regularly provided to the chief operating decision maker and included in reported segment profit or loss.

While our CODM regularly reviews net sales and gross profit by reportable segment as key performance measures, cost of sales is not separately provided to or reviewed by the CODM on a segment basis. The CODM does not assess individual segment performance based on cost of sales, nor is cost of sales used in allocating resources or making operating decisions.

Although gross profit is mathematically derived from net sales and cost of sales, segment-level cost of sales is not separately tracked or reported to the CODM, and therefore is not regularly reviewed or used as contemplated by ASC 280-10-50-26A or the illustrative guidance in 280-10-55-15B.

Accordingly, we have concluded that cost of sales does not meet the criteria of a significant segment expense under ASC 280-10-50-26A and, therefore, is not required to be disclosed in the segment information table on page F-31.

*****

We hope the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments you may have regarding the Company’s responses to me at (276) 666-3969 or earmstrong@hookerfurnishings.com.

Sincerely,

By:	/s/ C. Earl Armstrong III
C. Earl Armstrong III
Chief Financial Officer and Senior Vice President - Finance

cc:	Jeremy R. Hoff, Chief Executive Officer
James M. Anderson III (McGuireWoods LLP)

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